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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 8

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04543L109
                                 --------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 17, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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CUSIP No. 04543L109                    13D                     Page 2 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P.
                              23-2957243

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:

                              AF

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


                              Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                   492,473  shares of common stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                              -0- Shares
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                   492,473  shares of common stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                              -0- Shares

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              492,473 Shares of Common Stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               7.65%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON:


                              PN
________________________________________________________________________________


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CUSIP No. 04543L109                    13D                     Page 3 of 7 Pages



________________________________________________________________________________
1.   NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU Holding Company Inc., LLC ("BRU")
                              52-2059411
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:

                              AF

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER
                              597,567 shares of common stock (represents
  NUMBER OF                   492,473 shares of common stock held by BET
                              Associates L.P. ("BET") and 105,094 shares of
   SHARES                     common stock held by BRU)
               _________________________________________________________________
 BENEFICIALLY  8.   SHARED VOTING POWER

  OWNED BY                    -0- Shares

    EACH       _________________________________________________________________
               9.   SOLE DISPOSITIVE POWER
 REPORTING                    597,567 shares of common stock (represents
                              492,473 shares of common stock held by BET and
  PERSON                      105,094 shares of common stock held by BRU)
               _________________________________________________________________
   WITH        10.  SHARED DISPOSITIVE POWER

                              -0- Shares

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              597,567 (represents 492,473 shares of common stock hold by BET and 105,094 shares of common stock held by BRU)
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              9.29%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON:

                              OO

________________________________________________________________________________

CUSIP No. 04543L109                    13D                     Page 4 of 7 Pages



________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:

                              PF

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                              UNITED STATES OF AMERICA

________________________________________________________________________________
               7.   SOLE VOTING POWER

    NUMBER OF                 1,110,426 (represents 492,473 shares of common
                              stock held by BET Associates, L.P. ("BET"),
     SHARES                   105,094 shares held by BRU Holdings Company, Inc.,
                              LLC ("BRU"), 3,492 shares held by Mr. Toll's
  BENEFICIALLY                daughter Jennifer Toll and 509,367 shares of
                              common stock held by Mr. Toll.
    OWNED BY   _________________________________________________________________
               8.   SHARED VOTING POWER
      EACH
                              -0- Shares
    REPORTING
               _________________________________________________________________
     PERSON    9.   SOLE DISPOSITIVE POWER

      WITH 1,110,426 (represents 492,473 shares of common stock held by BET, 105,094 shares held by BRU, 3,492 shares held by Mr. Toll's daughter
                              Jennifer Toll and 509,367 shares of common
                              stock held by Mr. Toll.
               _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                              -0- Shares

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,110,426 (represents 492,473 shares of common stock held
                by BET, 105,094 shares of common stock held by BRU, 3,492
                shares held by Mr. Toll's daughter Jennifer Toll and
                509,367 shares of common stock held by Mr. Toll).
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.26%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON:


                              IN
________________________________________________________________________________




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CUSIP No. 04543L109                    13D                     Page 5 of 7 Pages




ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by BET; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially owned by BET and BRU and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons."

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Purchase of 13,370 shares of Common Stock by BRU. BRU purchased the following shares of Common Stock in the open market (i) January 21, 2003, purchased 8,000 shares for $2.95 per share; (ii) January 27, 2003, purchased 500 shares for $2.95 per share; (iii) January 27, 2003, purchased 600 shares for $3.10 per share; (iv) January 29, 2003, purchased 770 shares for $3.10 per share; (v) February 3, 2003, purchased 1,300 shares for $3.10 per share; (vi) February 13, 2003, purchased 1,200 shares for $3.10 per share; (vii) February 14, 2003, purchased 500 shares for $3.10 per share; and (viii) February 18, 2003, purchased 500 shares for $3.10 per share. BRU used funds provided by Mr. Toll to effect the purchases.

         Purchase of 168,881 shares of Common Stock by Mr. Toll. Mr. Toll purchased 168,881 shares in the open market on March 17, 2003 for $4.05 per share.

         Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll of the Issuer's securities are set forth on the Schedule 13D filed on October 27, 1999, amendment numbers 1, 2, 3, 4, 5, 6 and 7 thereto, filed on November 12, 1999, November 20, 2000, November 22, 2000, July 12, 2001, November 30, 2001, December 17, 2001 and January 13, 2003, respectively.


ITEM 4.  PURPOSE OF TRANSACTION.

         BET, BRU and Mr. Toll have acquired the Issuer's securities for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.


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CUSIP No. 04543L109                    13D                     Page 6 of 7 Pages


         Neither BET, BRU nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 492,473 shares of Common Stock, which constitutes 7.65% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended on September 30, 2002 and filed on November 12, 2002 (the "Form 10-Q")).

         BRU Beneficial Ownership. BRU beneficially owns 597,567 shares of Common Stock, of which 492,473 shares are held by BET and 105,094 shares are held by BRU, which constitutes 9.29% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Form 10-Q).

         Mr. Toll Beneficial Ownership. Mr. Toll beneficially owns 1,110,426 shares of Common Stock, of which 492,473 shares are held by BET, 105,094 shares are held by BRU, 3,492 shares are held by Mr. Toll's daughter, Jennifer Toll and 509,367 shares are held by Mr. Toll, which constitutes 17.26% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Form 10-Q).

         (b) Mr. Toll, individually and through BRU and BET, has sole voting power and power to dispose of the 509,367 shares of Common Stock held by Mr. Toll, the 492,473 shares of Common Stock held by BET and the 105,094 shares of Common stock held by BRU. BRU, individually and through BET, has sole voting power and power to dispose of the 492,473 shares of Common Stock held by BET and the 105,094 shares of Common Stock held by BRU. BET has sole voting power and power to dispose of the 492,473 shares of Common Stock held by it.


         (c) Transactions Since Most Recent Filing on Schedule 13D. See Item 3 above.


         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.



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CUSIP No. 04543L109                    13D                     Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2003


BET ASSOCIATES, L.P.


By: BRU HOLDINGS COMPANY INC., LLC
Its General Partner


By:      /s/ Bruce E. Toll
         ---------------------------------
         Bruce E. Toll
         Member





BRU HOLDINGS COMPANY INC., LLC

By:      /s/ Bruce E. Toll
         ---------------------------------
         Bruce E. Toll
         Member


/s/ Bruce E. Toll
----------------------------------
BRUCE E. TOLL